UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

LAS BEGONIAS 415 FLOOR 19,

SAN ISIDRO, LIMA 27, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Lima, July 23, 2021

Messrs.

Superintendence of Capital Markets

Dear Sirs:

In connection with the issuance of negotiable obligations that was approved on May 21, 2021 by the Shareholders’ Meeting of Compañía de Minas Buenaventura S.A.A. (“Buenaventura”) and by its board of directors on July 12, 2021, and further to our filing dated July 20, 2021, pursuant to which we informed the pricing and main terms of the notes to be issued by Buenaventura in an aggregate amount of US$550,000,000 (the “Notes”), in accordance with the Regulation on Material and Reserved Information, approved through Resolution SMV N° 005-2014-SMV/01, we inform you that settlement and issuance of the Notes has taken place on the date hereof.

Sincerely,

Daniel Dominguez Vera

Stock Exchange Representative

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: July 26, 2021	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer